UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2022
Commission File
Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People’s Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or
Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the
Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the
Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form
6-K
to provide unaudited
six-month
interim financial statements.
FORWARD-LOOKING INFORMATION
This Report on Form
6-K
contains forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding the Company and industry. When used in this report, the words “may,” “will,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: the duration of the
COVID-19
outbreak and its potential impact on the Company’s business and financial performance, continued growth in industry, the ability to retain existing customers and obtain additional business opportunities, the success in penetrating into the railway, conventional and nuclear power market sectors, general economic conditions and the regulatory landscape in China and other jurisdictions where the Company operates businesses, and other risks and uncertainties which are generally set forth under the heading “Key Information” and elsewhere in the Company’s Annual Report on Form
20-F
filed with the Securities and Exchange Commission on February 18, 2022 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.
All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Selected Consolidated Financial Data

99.2	Unaudited Interim Condensed Consolidated Financial Statements as of December 31, 2021 and for the Six Months ended December 31, 2020 and 2021

99.3	Operating and Financial Review and Prospects

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Steven Wang
Steven Wang
Chief Financial Officer
Date: March 15, 2022

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